Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

Via EDGAR

January 25, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Consumer Portfolio Services, Inc. Registration Statement on Form S-1 Amendments filed November 23, 2011 and December 23, 2011 SEC File No. 333-168976

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Consumer Portfolio Services, Inc. hereby applies for and requests the immediate withdrawal of each of two amendments filed to its Registration Statement on Form S-3, File No. 333-168976, on November 23, 2011 and December 23, 2011, respectively, together with all exhibits thereto (the "Amendments").  Neither of the Amendments has been declared effective, and no securities have been sold pursuant to either of the Amendments.

         We are requesting withdrawal because each of the Amendments was erroneously filed with EDGAR coding “S-1/A,” which we understand indicates a pre-effective amendment.  Corrective filings, identical to the respective Amendments other than EDGAR coding, were made on December 8, 2011 and December 23, 2011, respectively.  Each of the two corrected filings was coded “POS AM.”

Very truly yours,

CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ Mark Creatura

Mark Creatura
Senior Vice President and General Counsel